Guided Therapeutics, Inc.

5835 Peachtree Corners East, Suite D

Atlanta, Georgia 30092

September 21, 2017

BY EDGAR AND EMAIL

Mr. Caleb French

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Re:       Guided Therapeutics, Inc. Request to Withdraw
Registration Statement on Form S-1
File No. 333-212384

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Guided Therapeutics, Inc. (the “Company”) hereby requests the withdrawal, effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement (the “Registration Statement”), including all exhibits filed therewith and any amendments thereto. The Registration Statement was originally filed on July 1, 2016 and was amended on December 8, 2016, January 12, 2017, March 31, 2017, June 7, 2017, and June 26, 2017.

The Company has determined not to pursue the sale of the securities covered by the Registration Statement. The Company confirms that the Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions, or require any additional information, please do not hesitate to contact Heith D. Rodman of Jones Day, counsel to the Company, at (404) 581-8356.

Very truly yours,

/s/ Gene S. Cartwright

Name: Gene S. Cartwright

Title: President and Chief Executive Officer

cc:	Heith D. Rodman, Jones Day